UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

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Commission File Number: 001-50984

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eLong, Inc.

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(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

On June 22, 2015 (Beijing time), the registrant, eLong, Inc. (NASDAQ: LONG), a leading mobile and online travel company in China, held an extraordinary general meeting of shareholders. At the meeting, the appointment on May 22, 2015 of the following five persons as members of the board of directors of the registrant was confirmed, approved and ratified:

•	Ms. May Wu
•	Mr. Shengli Wang
•	Ms. Maohua Sun
•	Mr. Nanyan Zheng
•	Mr. Liqun Wang

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China offering consumers a network of approximately 510,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Guangfu Cui
Name	:	Guangfu Cui
Title	:	Chief Executive Officer

Date: June 23, 2015